Exhibit 99.1

Canadian Zinc Submits Replies to All Information Requests Related to the Prairie Creek Mine All Season Road Environmental Assessment

CZN-TSX
CZICF-OTCQB

VANCOUVER, June 11, 2018 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) is pleased to report continued progress on permitting the long-term, all-season road access to the Prairie Creek Mine.

Canadian Zinc ("CZN") has now submitted its formal replies to the Minister of Crown-Indigenous Relations and Northern Affairs to address all five information requests ("IR's") related to the implementation plans for various mitigation measures and proponent commitments contained in the Mackenzie Valley Review Board's Report of Environmental Assessment on the proposed All Season Road to the Company's Prairie Creek Mine ("the Review Board REA").

As requested in the Minister's IR's, CZN is working with the local Dene communities to address the implementation of various measures recommended by the Review Board.

Key concerns which CZN and local Dene communities are addressing collaboratively include (a) sharing and incorporation of Dene knowledge and values into project design, (b) ensuring the Dene communities will be partners in environmental, wildlife and cultural monitoring of the All Season Road, and (c) addressing the Dene communities' requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by CZN in the environmental assessment process.

All Season Road Environmental Management Agreement

As part of this engagement, the Naha Dehe Dene Band ("NDDB") and Łíídlįį Kų́ę́ First Nation ("LKFN") have entered into a Process Agreement with Canadian Zinc. The Process Agreement provides for the negotiation of an Environmental Management Agreement.

This Environmental Management Agreement will involve Dene participation in the environmental management process, a cornerstone of which is a Dene-led independent monitoring program. The Environmental Management Agreement will provide for Dene communities' review, participation and oversight of environmental monitoring of the All Season Road during permitting, design, construction, operation and closure phases, and the implementation of the mitigation measures contained in the Review Board REA.

The Dene communities and CZN intend that the Environmental Management Agreement will provide for a consultative and cooperative approach to environmental management of the All Season Road that will establish appropriate responsibilities of the NDDB, LKFN and CZN in the development, project design, on-going review and monitoring, as well as modification of follow-up programs to mitigate potential effects on the environment and to provide transparency and oversight to local communities.

The proposed Environmental Management Agreement is intended as a formal mechanism, which has been tested in other projects to be utilized in addition to regulatory instruments to provide for indigenous participation in environmental management, and to ensure that the mitigative measures and environmental protection commitments in the Review Board Report are appropriately implemented.

Background

On September 12, 2017, the Review Board recommended approval of the proposed Prairie Creek All Season Road and issued its related Report of Environmental Assessment and Reasons for Decision, which it submitted to the Minister of Crown-Indigenous Relations and Northern Affairs.

The Review Board recommended approval be granted subject to implementation of measures described in the Report, which it considered necessary to prevent significant adverse impacts on the environment and local people.

On January 18, 2018, the Minister extended the time limit for the Minister's decision on the Report, originally due by February 12, 2018, to allow the federal and territorial governments (Responsible Ministers) to complete consultations with affected indigenous communities.

In connection with these consultations, on January 19, 2018, the Responsible Ministers provided Canadian Zinc with five information requests identifying specific issues raised by Dene communities that needed further clarity through proponent engagement, so the Responsible Ministers could be confident that the Crown has discharged its legal duty to meaningfully consult with potentially impacted indigenous groups.

The issuance of the IR's had the effect of stopping the clock on the five-month time limit for the Responsible Ministers to make a decision on the Report. The time limit, extended by a statutory additional two months, will resume only after the Company has provided an adequate response to the IR's.

CZN understands that the Company's responses to the IR's will now be considered by the Responsible Ministers in making their decision on the Report.

The full texts of the Minister's letter and information requests, together with subsequent correspondence and the Company's replies to the information requests, may be viewed on the public registry website of the Mackenzie Valley Review Board.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories.

Cautionary Statement - Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: Don MacDonald, President, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; John F. Kearney, Chairman and Chief Executive, (416) 362-6686, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 11-JUN-18